UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Chicken Soup for the Soul Entertainment, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001
 (Title of Class of Securities)
16842Q100
 (CUSIP Number)
J. Justin Hill, Senior Vice President, Investor Relations
Sony Corporation of America
25 Madison Avenue, 26th Floor
New York, New York 10010-8601
Telephone: 212-833-6722
Email: ir@sony.com
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16842Q100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Sony Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,000 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,380,000 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)
Includes shares of Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Chicken Soup for the Soul Entertainment, Inc. (the “Issuer”) issuable upon the exercise of warrants to purchase (i) 800,000 shares of Class A Common Stock at an exercise price of $8.13 per share (the “CSSE Class I Warrants”); (ii) 1,200,000 shares of Issuer Class A Common Stock at an exercise price of $9.67 per share (the “CSSE Class II Warrants”); and (iii) 380,000 shares of Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-A Warrants” and, collectively with the CSSE Class I Warrants, the CSSE Class II Warrants and the CSSE Class III-A Warrants, the “Exercisable Warrants”). Excludes 1,620,000 shares of Class A Common Stock underlying warrants with an exercise price of $11.61 that are not currently exercisable.

(2)
The calculation is based on the (i) 4,153,505 shares of Class A Common Stock outstanding as of April 29, 2019 as disclosed in the Amendment No. 1 to Annual Report on Form 10-K/A filed by the Issuer with the Securities and Exchange Commission (“Commission”) on April 30, 2019, and (ii) 2,380,000 shares of Class A Common Stock issuable upon the exercise of the Exercisable Warrants.

(3)
Represents 2.81% of total voting power based on the (i) 4,153,505 shares of Class A Common Stock and 7,817,238 shares of Class B Common Stock, par value $0.0001 (the “Class B Common Stock”) outstanding as of April 29, 2019 as disclosed in the Amendment No. 1 to Annual Report on Form 10-K/A filed by the Issuer with the Commission on April 30, 2019, and (ii) 2,380,000 shares of Class A Common Stock issuable upon the exercise of the Exercisable Warrants. Total voting power calculation does not include shares of the Issuer’s  9.75% Series A perpetual preferred stock, which is non-voting and non-convertible. Percentage of total voting power represents voting power with respect to all shares of Class A Common Stock and Class B Common Stock, as a single class. The holders of Class B Common Stock are entitled to ten votes per share, and holders of Class A Common Stock are entitled to one vote per share.

Page 2 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 (the “Class A Common Stock”), of Chicken Soup for the Soul Entertainment, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 132 East Putnam Avenue, Floor 2W, Cos Cob, CT, 06807.

Item 2.	Identity and Background.

Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each member of the board of directors and corporate executive officer of Sony Corporation as of the date hereof, a Japanese corporation (“Sony” or “the Reporting Person”). Sony is engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets, such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, mobile phones, and semiconductors. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs, as well as the production and distribution of animation titles, including game applications based on animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Furthermore, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.

Sony Americas Holding Inc., a Delaware corporation (“SAH”), is a direct, wholly-owned subsidiary of Sony. Sony Corporation of America, Inc., a New York corporation (“SCA”), is a direct, wholly-owned subsidiary of SAH. Sony Entertainment Inc., a Delaware corporation (“Sony Entertainment”), is a direct, wholly-owned subsidiary of SCA. Sony Pictures Entertainment Inc., a Delaware corporation (“Sony Pictures”), is a direct, wholly-owned subsidiary of Sony Entertainment. CPE Holdings, Inc., a Delaware corporation (“CPEH”), is a direct, wholly-owned subsidiary of Sony Pictures. Crackle, Inc., a Delaware corporation (“Crackle”), is a direct, wholly-owned subsidiary of CPEH. The Warrants (as defined herein) and LLC Units (as defined herein) disclosed in this Schedule 13D are directly owned by CPEH and Crackle, respectively.

During the last five years, none of the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed on Schedule 1 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Page 3 of 10 Pages

Item 4.	Purpose of Transaction.

On March 27, 2019, CPEH entered into a contribution agreement (the “Contribution Agreement”) by and among the Issuer, Crackle Plus, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (the “Crackle Plus”), and Crackle. Pursuant to the Contribution Agreement, the parties thereto agreed to establish a new streaming video joint venture to be branded within the United States and Canada as “Crackle Plus.”

Pursuant to the Contribution Agreement, on March 27, 2019 (the “Closing”), CPEH caused Crackle and certain of CPEH’s other affiliates to contribute all of Crackle’s and such affiliates’ right, title and interest in and to certain assets of the Crackle-branded AVOD streaming business to Crackle Plus (“Crackle Contributed Assets”), including certain accounts receivable. As consideration for Crackle and certain of CPEH’s other affiliates contributing the Crackle Contributed Assets to Crackle Plus, and for the other covenants and agreements contained in the Contribution Agreement:

•
Crackle was issued 37,000 units of preferred equity (the “Preferred Units”) of Crackle Plus and 1,000 units of common equity (the “Common Units”) of Crackle Plus (collectively, the “Crackle JV Interest”);

•
Crackle Plus assumed (i) those liabilities arising in or specifically relating to periods, events or occurrences happening with respect to the Crackle Contributed Assets on or after the Closing; (ii) the accounts payable of Crackle selected by the Issuer in an amount equal to the accounts receivable of Crackle contributed to Crackle Plus as part of the Crackle Contributed Assets; (iii) certain liabilities relating to employees of Crackle that joined Crackle Plus; and (iv) certain other specifically identified liabilities; and

•
CPEH was issued warrants to purchase (a) eight hundred thousand (800,000) shares of Issuer Class A Common Stock at an exercise price of $8.13 per share (the “CSSE Class I Warrants”); (b) one million, two hundred thousand (1,200,000) shares of Issuer Class A Common Stock at an exercise price of $9.67 per share (the “CSSE Class II Warrants”); (c) three hundred eighty thousand (380,000) shares of Issuer Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-A Warrants”); and (d) one million, six hundred twenty thousand (1,620,000) shares of Issuer Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-B Warrants” and, collectively with the CSSE Class I Warrants, the CSSE Class II Warrants and the CSSE Class III-A Warrants, the “CSSE Warrants”).

All of the CSSE Warrants are exercisable for a five-year term from the Closing, except for the CSSE Class III-B Warrants. The CSSE Class III-B Warrants will become exercisable by the approval vote of the holders of the outstanding common stock of the Issuer, as required by Nasdaq rules. Certain affiliates of the Issuer that control a majority of the voting power of the outstanding common stock of the Issuer have delivered an irrevocable proxy to vote all of the shares of the Issuer’s common stock owned by them in favor of such approval, which common stock will be sufficient to approve the proposal, and which approval will be sought within the time periods prescribed by the Contribution Agreement.

The Issuer owns 99% of the Common Units of Crackle Plus and Crackle owns 1% of the Common Units. Crackle has a Preferred Liquidation Preference with respect to its Preferred Units. The “Preferred Liquidation Preference” is equal to the sum of (i) $36,350,000 plus (ii) a preferred return thereon of 3% per annum, compounded annually. The Preferred Liquidation Preference will terminate upon exercise of the Conversion Right (as defined below) or the exercise or deemed exercise of the Put Option (as defined below).

Expense Reimbursement

The Contribution Agreement provides that, upon Crackle’s written request during the Exercise Period (defined below), Crackle and CPEH will be entitled to reimbursement of their reasonable, documented third-party expenses incurred in connection with the transactions contemplated by the Contribution Agreement, up to a maximum of $5,000,000 (the “Crackle Reimbursement”), payable (a) in cash by Crackle Plus, (b) upon the reasonable determination of Crackle Plus’s board of managers that Crackle Plus does not have sufficient cash available to make such reimbursement payment, by the Issuer in shares of Issuer’s Series A 9.75% perpetual preferred stock (“Issuer Preferred Shares”), valued at a price per share of $25, or (c) upon Crackle’s election, in any combination of cash and Issuer Preferred Shares, valued at a price per share of $25.

Page 4 of 10 Pages

Crackle Plus Operating Agreement

At the Closing, Crackle and the Issuer entered into an amended and restated operating agreement of Crackle Plus (the “Crackle Plus Operating Agreement”), which includes the provisions described below.

Conversion Right

During the six-month period following the first anniversary of the Closing (the “Exercise Period”), Crackle has the right (the “Conversion Right”) to convert all, but not less than all, of its Preferred Units into that number of Common Units equal to the number of Common Units that, when added to the Common Units already held by Crackle, will provide Crackle with a percentage interest (based on all outstanding Common Units) of 49% in Crackle Plus on a fully diluted basis assuming the conversion, exercise or exchange of all securities or debt convertible into or exercisable or exchangeable for Common Units. The Common Units so issued shall be the same class and type of equity, and have identical rights, privileges and preferences as the Common Units owned by the Issuer.

Put Option

In lieu of exercising its Conversion Right described above during the Exercise Period, Crackle has the option (the “Put Option”) to require the Issuer upon delivery of notice (the “Put Election Notice”) to acquire all, but not less than all, of its interest in Crackle Plus for consideration of (i) with respect to the Common Units, a number of shares of Issuer Preferred Shares equal to (x) the greater of (A) $3 million and (B) the product of ten (10), multiplied by Crackle Plus’s earnings before interest, tax, depreciation and amortization (EBITDA) for the twelve (12) month period ended as of the end of the most recent fiscal quarter prior to the date of the Put Election Notice, multiplied by the percentage interest in Crackle Plus represented by such Common Units, divided by (y) $25.00; and (ii) with respect to the Preferred Units, 1,480,000 Issuer Preferred Shares (or, in each case, at the Issuer’s election, an amount in cash in lieu of such Issuer Preferred Shares at $25 per share).

Subject to certain limitations, in the event that Crackle has not exercised the Put Option and has not exercised the Conversion Right during the Exercise Period, Crackle shall be deemed to have automatically exercised the Put Option on the last day of the Exercise Period.

Registration Rights Agreement

At the Closing, Crackle entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement on Form S-3 relating to the offer and resale of (i) the Issuer Class A Common Stock issued and issuable upon exercise of the CSSE Warrants; (ii) Issuer Preferred Shares issued and issuable in connection with (x) the Expense Reimbursement and (y) the Put Option; and (iii) any other securities of Issuer issued to Crackle or its affiliates pursuant to the Contribution Agreement or the Crackle Plus Operating Agreement at any time and from time to time (collectively the “Registrable Securities”), in each case, within 90 days following the issuance of the applicable Registrable Securities. In the event that the Issuer registers any additional securities for sale to the public, it will be required to give notice of such registration to Crackle of its intention to effect such a registration, and, subject to certain limitations, include the Registrable Securities held by Crackle in such registration. In addition, the Issuer and Crackle, in the case of an underwritten public offering, are restricted from selling or distributing the same or similar securities as those offered in the underwritten public offering, for a 90-day lock-up period. The Registration Rights Agreement includes customary indemnification provisions in favor of Crackle, its affiliates and certain other parties against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Issuer under the securities laws relating to any such registration.

Page 5 of 10 Pages

Initial Public Offering

At any time following the third anniversary of the Closing, if Crackle still holds any of the Crackle JV Interest, Crackle has the right to require Crackle Plus to undertake an initial public offering in certain circumstances, which initial public offering may include the resale of securities held by members of Crackle Plus.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment, including a sale of all or a portion of its equity ownership in the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(c)  Except as set forth in this Schedule 13D, no Reporting Person and, to the best knowledge of the Reporting Person, no director or corporate executive officer listed on Schedule 1, has effected any transaction in the Class A Common Stock or Class B Common Stock during the past 60 days.

(d)  No person other than the Reporting Person and wholly-owned subsidiaries of the Reporting Person named in Item 2 of this Schedule 13D has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except for the Contribution Agreement, CSSE Warrants, Crackle Plus Operating Agreement, and the Registration Rights Agreement described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies among the persons named in Item 2 of this Schedule 13D or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1.
Contribution Agreement, dated as of March 27, 2019, by and among Crackle, Inc., CPE Holdings, Inc., Chicken Soup for the Soul Entertainment, Inc., and Crackle Plus, LLC (incorporated herein by reference to Exhibit 2.1 of Form 8-K of the Issuer, filed with the Commission on April 2, 2019).

2.
Amended and Restated Limited Liability Company Agreement of Crackle Plus, LLC, dated as of May 14, 2019, by and among Crackle Plus, LLC, Chicken Soup for the Soul Entertainment, Inc., and Crackle, Inc. (incorporated herein by reference to Exhibit 10.1 of Form 8-K of the Issuer, filed with the Commission on May 15, 2019).

3.	Registration Rights and Equity Covenant Agreement, dated as of May 14, 2019 between Chicken Soup for the Soul Entertainment, Inc., and Crackle, Inc.

Page 6 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2019

Sony Corporation

By:	/s/ Hiroki Totoki
Name:	Hiroki Totoki
Title:	Senior Executive Vice President and
Chief Financial Officer

Page 7 of 10 Pages

SCHEDULE 1

Board of Directors of Sony

Name	Business Address	Principal Occupation or Employment	Citizenship

Kenichiro Yoshida	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Kazuo Hirai	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Osamu Nagayama	1-1 Nihonbashi-Muromachi 2-Chome Chuo-ku, Tokyo 103-8324 Japan	Chugai Pharmaceutical Co., Ltd.	Japan

Eikoh Harada	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation (Outside director)	Japan

Tim Schaaff	920 Stewart Drive Sunnyvale, CA 94085 USA	Intertrust Technologies Corporation	U.S.A

Kazuo Matsunaga	10 Ohkura-cho, Nakahara-ku, Kawasaki-shi, Kanagawa, 211-8522 Japan	Mitsubishi Fuso Truck and Bus Corporation	Japan

Koichi Miyata	1-2, Marunouchi 1-chome, Chiyoda-Ku, Tokyo 100-0005, Japan	Sumitomo Mitsui Banking Corporation	Japan

John V. Roos	950 Tower Lane, Suite 1100, Foster City, CA 94404 U.S.A.	Geodesic Capital	U.S.A

Eriko Sakurai	Tennoz Central Tower, 2-24 Higashi Shinagawa 2 chome, Shinagawa-ku Tokyo 140-8617 Japan	Dow Toray Co.,Ltd.	Japan

Kunihito Minakawa	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation (Outside director)	Japan

Shuzo Sumi	1-2-1 Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan	Tokyo Marines Holdings, Inc.	Japan

Toshiko Oka	17-50-2403, Akasaka 2-Chome, Minato-ku, Tokyo 107-0052, Japan	Oka & Company Ltd.	Japan

Page 8 of 10 Pages

Corporate Executive Officers of Sony

Name	Business Address	Principal Occupation or Employment	Citizenship

Kenichiro Yoshida	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Hiroki Totoki	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Shiro Kambe	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Kazushi Ambe	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Toru Katsumoto	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan

Page 9 of 10 Pages

INDEX TO EXHIBITS

1.
Contribution Agreement, dated as of March 27, 2019, by and among Crackle, Inc., CPE Holdings, Inc., Chicken Soup for the Soul Entertainment, Inc., and Crackle Plus, LLC (incorporated herein by reference to Exhibit 2.1 of Form 8-K of the Issuer, filed with the Commission on April 2, 2019).

2.
Amended and Restated Limited Liability Company Agreement of Crackle Plus, LLC, dated as of May 14, 2019, by and among Crackle Plus, LLC, Chicken Soup for the Soul Entertainment, Inc., and Crackle, Inc. (incorporated herein by reference to Exhibit 10.1 of Form 8-K of the Issuer, filed with the Commission on May 15, 2019).

3.	Registration Rights and Equity Covenant Agreement, dated as of May 14, 2019 between Chicken Soup for the Soul Entertainment, Inc., and Crackle, Inc.

Page 10 of 10 Pages